UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _)*

GOGORO INC.

(Name of Issuer)

Ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62526P109	Schedule 13G	Page 1 of 6

1	NAMES OF REPORTING PERSONS Fuh Hwa Securities Investment Trust Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 12,254,044 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 12,254,044 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,254,044 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 62526P109	Schedule 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS Fuh Hwa Smart Energy Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 12,254,044 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 12,254,044 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,254,044 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 62526P109	Schedule 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

Gogoro Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan District, Taipei City 105, Taiwan

Item 2(a).	Name of Person Filing:

Fuh Hwa Securities Investment Trust Co., Ltd. (“Fuh Hwa”) and Fuh Hwa Smart Energy Fund (the “Fund”). Fuh Hwa is the management company for the Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 8F., No. 308, Sec. 2, Bade Rd., Taipei 10492, Taiwan.

Item 2(c).	Citizenship:

Fuh Hwa is a company formed under the laws of Taiwan. The Fund is a trust formed under the laws of Taiwan.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G9491K 105

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 62526P109	Schedule 13G	Page 4 of 6

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

The Fund beneficially owns 12,254,044 Ordinary Shares. Fuh Hwa, in its capacity (directly or indirectly through its subsidiaries) as the management company for the Fund, may be deemed to beneficially own the Ordinary Shares beneficially owned by the Fund.

(b)	Percent of Class:

The Ordinary Shares beneficially owned by Fuh Hwa and the Fund represent 5.0% of the outstanding Ordinary Shares of the Issuer, based on 244,195,234 Ordinary Shares outstanding on February 28, 2023 as set forth in Item 6 of the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023.

(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote:

Fuh Hwa: 0 Ordinary Shares

Fund: 0 Ordinary Shares

(ii)	Shared power to vote or direct the vote:

Fuh Hwa: 12,254,044 Ordinary Shares

Fund: 12,254,044 Ordinary Shares

(iii)	Sole power to dispose or direct the disposition:

Fuh Hwa: 0 Ordinary Shares

Fund: 0 Ordinary Shares

(iv)	Shared power to dispose or direct the disposition:

Fuh Hwa: 12,254,044 Ordinary Shares

Fund: 12,254,044 Ordinary Shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Fuh Hwa, in its capacity (directly or indirectly through its subsidiaries) as the management company for the Fund, may be deemed to beneficially own 12,254,044 Ordinary Shares on behalf of the Fund. The Fund has the right to receive, or the power to direct the receipt of, dividends from, and proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

None.

Item 8.	Identification and Classification of Members of the Group:

None.

Item 9.	Notice of Dissolution of Group:

None.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 62526P109	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023

FUH HWA SECURITIES INVESTMENT TRUST CO., LTD.

By:	/s/ Duh Jiunn Shyong
Name:	Duh Jiunn Shyong
Title:	Chairman

FUH HWA SMART ENERGY FUND

By:	/s/ Duh Jiunn Shyong
Name:	Duh Jiunn Shyong
Title:	Chairman

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Gogoro Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: September 13, 2023

FUH HWA SECURITIES INVESTMENT TRUST CO., LTD.

By:	/s/ Duh Jiunn Shyong
Name:	Duh Jiunn Shyong
Title:	Chairman

FUH HWA SMART ENERGY FUND

By:	/s/ Duh Jiunn Shyong
Name:	Duh Jiunn Shyong
Title:	Chairman